[redacted]

SEC Mail
Mail Processing
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MAR 3 1 2008

Washington, DC
106

SEC 08030945 -IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Island Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodcrest DR
(No. and Street)

Roslyn (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART REIS 516 741-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence Hoffman CPA PC
(Name – *if individual, state last, first, middle name*)

30 Ursula DR (Address) Roslyn (City) NY (State) 11576 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 7 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stuart Reis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Long Island Financial Group Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

Carolyn Farrell
Notary Public

CAROLYN FARRELL
Notary Public-State of New York
No. 01FA6167094
Qualified in Nassau County
My Commission Expires 05/29/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONG ISLAND FINANCIAL GROUP, INC.
RECONCILIATION OF ANNUAL AUDIT TO FOCUS REPORT YEAR END 12/31/07

	FOCUS REPORT	ANNUAL AUDIT	DIFFERENCE	
Total Assets	$96,968	$53,769	$43,199	*1
Accounts Payable	$49,080	$6,240	$42,840	*2
Retained Earnings	($61,856)	($62,215)	$359	*3

1. Total assets difference is due to items misclassified as an asset when it should have not been classified as an asset.

2. Accounts payable difference is due to misclassification of an expenses.

3. Retained Earnings was adjusted due to Total Assets and Accounts Payable being adjusted.

Long Island Financial Group, Inc.

Financial Statements

With Independent Auditors Report

December 31, 2007

Table of Contents

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants
30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Independent Auditor's Report

To the Board of Directors
of Long Island Financial Group, Inc.

We have audited the accompanying balance sheet of Long Island Financial Group, Inc. as of December 31, 2007, and the related statements of income and retained earnings (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all materials respects, the financial position of Long Island Financial Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lawrence Hoffman, CPA, PC

Lawrence Hoffman, Certified Public Accountant, P.C.

March 4, 2008

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2007

Assets

Current Assets		
Cash and Equivalents (Note 2)	$ 51,392	
Accounts Receivable - US Clearing, Corp. (Note 2)	2,377	
Total Current Assets		53,769
Fixed Assets (Note 2)		
Furniture, Equipment & Leasehold Improvements	65,076	
Less Accumulated Deprecation	(28,264)	
Fixed Assets Net		36,812
Other Assets (Note 2)		
Organization Costs	195	
Less Accumulated Amortization	(195)	
Total Other Assets		0
Total Assets		$ 90,581

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2007

Liabilities and Stockholders' Equity

Liabilities		
Current Liabilities		
Accounts Payable	$ 5,700	
Payroll Taxes Payable	80	
Retirement Plan Contributions Payable (Note 4)	360	
Accrued Corporation Income Taxes Payable (Note 2)	100	
Total Current Liabilities		$ 6,240
Stockholders' Equity		
Common Stock - No Par Value, 100 Shares Authorized, 4 Shares Issued	123,127	
Paid-In Capital	23,429	
Retained Earnings (Deficit)	(62,215)	
Total Stockholders' Equity		84,341
Total Liabilities and Stockholders' Equity		$ 90,581

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Statement Of Income And Retained Earnings
For The Year Ended December 31, 2007

Commission & Fee Income	$ 275,624
Dividend & Interest Income	1,586
Total Income	277,210
Cost of Sales	12,430
Gross Profit	264,780
General and Administrative Expenses	260,605
Net Operating Income Before Taxes	4,175
Less Provision for Taxes	100
Net Income	4,075
Retained Earnings - January 1, 2007	(66,290)
Retained Earnings (Deficit) - December 31, 2007	$(62,215)

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc
Statement Of Cash Flows
For The Year Ended December 31, 2007

Cash Flows From Operating Activities:		
Net Income		$ 4,075
Adjustments to Reconcile Net Income		
To Net Cash Provided By Operations:		
Depreciation	$ 9,307	
Increase in Accounts Receivable	(2,377)	
Decrease in Accounts Payable And Payroll Taxes Payable	(8,914)	
Total Adjustments		(1,984)
Net Cash Provided (Used) By Operations		2,091
Cash Flows From Investing Activities - Purchase of Fixed Assets		(3,395)
Cash Flows From Financing Activities		0
Decrease in Cash		(1,304)
Cash at Beginning Of Year		52,696
Cash at End Of Year		$ 51,392
Supplemental Cash Flow Information:		
Cash Paid During The Year For		
Interest		$ 406
Income Taxes		100

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2007

1. Organization:

The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA). Client accounts are held and maintained by an outside broker/clearing house.

2. Summary of Significant Accounting Policies:

Accounting Method:
The Company's financial statements are prepared using the accrual basis of accounting under generally accepted accounting principles.

Cash and Cash Equivalents:
Cash equivalents represent highly liquid investments with maturities of three months or less at date of purchase.

Accounts Receivable:
The Company is on the direct charge off method for bad debts. No provision for bad debts is provided for based on prior experience, they are de minimis.

Fixed Assets:
Fixed assets are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

Intangible Assets:
Intangible assets are amortized by using the straight line method over an estimated useful life of five years.

Income Taxes:
The Corporation, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The Corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

Fair Value of Financial Instruments:
The carrying value of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, payroll taxes payable, accrued corporation taxes payable, accrued pension plan contributions payable, loan payable, and exchanges payable approximates fair value because of the short-term maturity of these financial instruments.

Use of Estimates:
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2007

3. Reserve Requirements:
   The Company is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company fully disclosed under SEC Rule 15c3-3 (K) (2) (ii) that it clears its transactions through North America Clearing Corp.

4. Retirement Plan:
   The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE) IRA Plan under section 408(p) of the Internal Revenue Code. Under the plan, eligible employees may elect to defer a percentage or dollar amount of their salary subject to the Internal Revenue Service limits. Employees are eligible to participate once their compensation is more than $5,000 for two years. The Company must make matching contributions up to 3% of the employee's compensation or make a nonelective contribution of 2% of compensation of all eligible employees. The Company's contribution totaled $360 for the year ended December 31, 2007

5. Commitments and Contingencies - Leases:
   The Company leases offices from its major shareholder (see note 5) and is responsible for utilities, repairs and other expenses. The lease term is for one year and expires December 31, 2008. Rent charged to operations was $ 86,000 during 2007.

   Minimum required future rental payments under this operating lease as of December 31, 2008 are:

2007	$	84,000

6. Related Party Transactions:
   The table below summarizes the transactions between the Company and other affiliated parties and the payable balances outstanding.

		2007
Stuart Reis CPA, P.C. (a)		
Accounting Fees	$	22,191
Stuart Reis (b)		
Rent Expense		86,000

   (a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.

   (b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.

7. Minimum Capital:
   Under SEC Rule 15c3-1(vi), the company is required to maintain net capital of not less than $ 5,000 or 6.667% of aggregate indebtedness (AI), whichever is greater, in 2007. At December 31, 2007, the Company's net capital as defined by SEC Rule 15c3-1 (vi) was $ 42,529 in excess of minimum net capital required.

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants
30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Supplemental Information Disclaimer Of Opinion

To the Board of Directors
Long Island Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements, and, accordingly, we express no opinion on them.

Lawrence Hoffman CPA, PC
Lawrence Hoffman, Certified Public Accountant, P.C.

March 4, 2008

Long Island Financial Group, Inc.
Supplemental Information
Schedule Of Computation Of Net Capital, Of Basic
Net Capital Requirement And Aggregate Indebtedness
December 31, 2007

Computation Of Net Capital:	
Total Ownership Equtiy From Statement of Financial Condition (Balance Sheet)	$ 84,341
Deduct Ownership Equity Not Allowable for Net Capital	0
Total Ownership Equity Qualified for Net Capital	84,341
Add Subordinated Liabilities	0
Total Capital and Allowable Subordinated Liabilities	84,341
Deductions and/or Charges:	
Total Nonallowable Assets From Statement of Financial Condition (Balance Sheet)	(36,812)
Other Additions and/or Credits	0
Net Capital Before Haircuts on Securites Positions	47,529
Haircuts on Securities (Computed Where Applicable, Pursuant to 15c3-1(F))	0
Undue Concentration	0
Other Haircuts	0
Net Capital	$ 47,529
Computation Of Basic Net Capital Requirement:	
Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$ 416
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	$ 5,000
Net Capital Requirement (Greater of Minimum Net Capital or Minimum Dollar Net Capital)	$ 5,000
Excess Net Capital (Net Capital Less Net Capital Requirement)	$ 42,529
Excess Net Capital at 100% (Net Capital Less 10% of Total Aggregate Indebtedness)	$ 46,905
Computation Of Aggregate Indebtedness:	
Total Aggregate Indebtness Liabilities From Statement of Financial Position (Balance Sheet)	$ 6,240
Additions	0
Total Aggregate Indebtedness	$ 6,240
Percentage of Aggregate Indebtedness to Net Capital (Total Aggregate Indebtedness to Net Capital)	13.1%

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Supplemental Information
Schedule Supporting The Statement Of Income
And Retained Earnings (Deficit)
December 31, 2007

Cost of Sales	
Clearance Fees	$ 12,430
Compliance Data Expense	0
Total Cost of Sales	$ 12,430
General and Administrative Expenses	
Auto Expense	$ 8,434
Advertising	654
Bank Charges	1,363
Computer Department Expense	2,329
Depreciation	9,307
Dues and Subscriptions	1,786
Insurance Expense	2,550
Interest Expense	406
Legal and Accounting Fees	25,591
Licensing	15
Filing Fees - NASD	3,562
Management Fees	2,900
Office Expense	19,279
Officer's Salaries	12,000
Outside Services	62,992
Payroll Taxes	1,125
Rent Expense	86,000
Repairs and Maintenance	4,609
Retirement Plan Contributions	360
Telephone	6,323
Travel and Entertainment	4,920
Utilities	3,400
Total General and Administrative Expenses	$ 260,605

(The independent auditors' report and the accompanying notes are an integral part of these financial statements.)

END